SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                     ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                   For the Fiscal Year ended December 30, 2000

                                  OWENS CORNING
                         SAVINGS AND PROFIT SHARING PLAN

                                  OWENS CORNING
                            One Owens Corning Parkway
                               Toledo, Ohio 43659

                           Commission File No. 1-3660

-----------------------------------------------------------------------
                              REQUIRED INFORMATION

(a)   Financial Statements.

      1.   Report of Independent Public Accountants

      2.   Statements of Assets Available for Benefits - as of
           December 30, 2000 and December 30, 1999

      3. Statements of Changes in Assets Available for Benefits - for the years ended December 30, 2000 and December 30, 1999

      4.   Notes to Financial Statements

(b)   Exhibit.

      Consent of Arthur Andersen LLP

In accordance with the instructions to this Form 11-K, "plans subject to the Employee Retirement Income Security Act of 1974 ("ERISA") may file plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA." As the Plan is subject to the filing requirements of ERISA, the aforementioned financial statements and schedules of the Plan have been prepared in accordance with such requirements.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                              OWENS CORNING
                              SAVINGS AND PROFIT SHARING PLAN


                              By:  /s/  Steven J. Strobel
                              --------------------------------
                              Steven J. Strobel
                              Chairman, Investment Review Committee


Dated:
June 28, 2001
-------------

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Plan Administrator
of the Owens Corning
Savings and Profit Sharing Plan:

We have audited the accompanying statements of assets available for benefits of the OWENS CORNING SAVINGS AND PROFIT SHARING PLAN as of December 30, 2000 and 1999, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Owens Corning Savings and Profit Sharing Plan as of December 30, 2000 and 1999, and the changes in its assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States.





                                 /s/ Arthur Andersen LLP
                                 ARTHUR ANDERSEN LLP

Toledo, Ohio,
May 25, 2001

                                  OWENS CORNING
                         SAVINGS AND PROFIT SHARING PLAN

                   STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS
                  AS OF DECEMBER 30, 2000 AND DECEMBER 30, 1999




                                                                       December 30, 2000    December 30, 1999
                                                                       -----------------    -----------------
ASSETS (Note 1):
 Investment in master trust (Notes 3
   and 4)                                                               $ 287,311,650         $ 387,566,528
 Due to Participants                                                         (631,035)                 -
 Due to Owens Corning                                                        (461,777)                 -
 Due from Owens Corning                                                           -              12,873,403
                                                                        -------------         -------------

      ASSETS AVAILABLE FOR BENEFITS                                     $ 286,218,838         $ 400,439,931
                                                                        =============         =============



          The accompanying notes are an integral part of these statements.

                                  OWENS CORNING
                         SAVINGS AND PROFIT SHARING PLAN

             STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS FOR THE YEARS ENDED DECEMBER 30, 2000 AND DECEMBER 30, 1999

                                                                      December 30, 2000              December 30, 1999
                                                                      -----------------              -----------------
INVESTMENT INCOME (Note 3):
  Net interest in master trust investment
    (loss) income                                                      $  (104,733,604)                  $    2,103,172

CONTRIBUTIONS (Notes 1 and 6):
  Participants                                                              47,490,902                       29,576,257
  Owens Corning                                                             19,033,773                       27,026,658
                                                                        --------------                   --------------
                                                                            66,524,675                       56,602,915
                                                                        --------------                   --------------
OTHER:
  Distributions to participants (Notes 6
    and 7)                                                                 (75,801,258)                     (46,923,197)
  Transfer from Predecessor Trustee (Note 7)                                      -                          51,954,036
  Administrative expenses (Note 1)                                            (209,892)                        (338,036)
  Other                                                                         (1,014)                           2,046
                                                                        --------------                   --------------
                                                                           (76,012,164)                       4,694,849
                                                                        --------------                   --------------
    Net increase (decrease) (Note 4)                                      (114,221,093)                      63,400,936
                                                                        --------------                   --------------

ASSETS AVAILABLE FOR BENEFITS - beginning of year
                                                                           400,439,931                      337,038,995
                                                                        --------------                   --------------

ASSETS AVAILABLE FOR BENEFITS - end of year                             $  286,218,838                   $  400,439,931
                                                                        ==============                   ==============


            The accompanying notes are an integral part of these statements.

                                  OWENS CORNING
                         SAVINGS AND PROFIT SHARING PLAN

                          NOTES TO FINANCIAL STATEMENTS

(1)  SUMMARY OF SIGNIFICANT PROVISIONS OF THE PLAN AND ACCOUNTING
     POLICIES

Operations of the Plan
----------------------

The Owens Corning Savings and Profit Sharing Plan (the Plan) principally benefits salaried employees of Owens Corning and certain designated subsidiaries (the Company). An eligible employee may elect to enroll in the Plan at any time.

Administrative expenses of the Plan are charged to the Plan and include professional fees, accounting and other administrative expenses.

Certain Plan investments, included in a master trust (Note 3), are shares of mutual funds managed by Fidelity Investments and Company stock. Fidelity Investments is the trustee (the Trustee) as defined by the Plan and the Company is the plan sponsor. Therefore, these transactions qualify as party-in-interest transactions.

The following descriptions of the Plan provide only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

Plan Contributions
------------------

Participants may contribute up to 15% of their base pay to the Plan. All or a portion of the participants' contributions may be designated at the participants' option as deferred income which, pursuant to Section 401(k) of the Internal Revenue Code, is not subject to Federal income tax until such amounts are distributed to the participants. The Plan requires remittance of participant contributions to the Trustee as soon as deducted from the participants' paychecks.

The Plan provides a retirement contribution equal to a specified percentage of eligible pay (which percentage varies by employee group) for participants who work at a plant or business unit where a defined benefit pension plan is not available. Company contributions relating to the retirement contribution are invested as participants direct among the Plan's investment options.

                                  OWENS CORNING
                         SAVINGS AND PROFIT SHARING PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                   (continued)

(1)  SUMMARY OF SIGNIFICANT PROVISIONS OF THE PLAN AND ACCOUNTING
     POLICIES (continued)

Plan Contributions (continued)
------------------

Effective January 1, 2000, the Company match increased from 35% to 50% of the participants' contributions up to 10% of eligible compensation. The Company may, at its discretion, make an annual profit sharing contribution to the Plan. The Company made discretionary profit sharing contributions of approximately $7 million and $13 million in 2000 and 1999, respectively. The 2000 profit sharing contribution was fully paid during the year, whereas 1999 was included as Due from Owens Corning in the accompanying financial statements. Prior to January 1, 2000 one-half of the Company's annual profit sharing contribution and 100% of the matching contributions were invested exclusively in Company stock, held by a master trust (Note 3). Beginning January 1, 2000, participants could transfer all prospective Company match and profit sharing contributions to the investment option of their choice, and beginning February 1, 2000 could redirect 1/3 of such contributions made prior to December 31, 1999. The remaining restricted Company match and profit sharing contributions became unrestricted September 29, 2000.

Prior to January 1, 2000, the Company could, at its option, make Company contributions in the form of cash or an equivalent number of shares of common stock of the Company. For 1999, the Company primarily contributed shares of stock to satisfy the portion of the annual profit sharing contribution invested exclusively in Company stock, held by a master trust (Note 3). Beginning September 29, 2000, all Company contributions are invested according to the participant's elections.

Included in 2000 and 1999 participant contributions in the accompanying financial statements is approximately $21.3 million and $4.3 million, respectively, of rollovers from other plans, including an hourly savings plan maintained by the Company.

As part of the 2000 non-discrimination testing performed by the Trustee, it was determined that certain highly compensated participants exceeded the allowed contributions in relation to the remaining participants. The Plan intends to take corrective action by returning the excess contributions to the applicable participants and the Company during 2001. The resulting amount to be refunded is recorded as Due to Participants and Due to Owens Corning in the related Statements of Assets Available for Benefits.

                                  OWENS CORNING
                         SAVINGS AND PROFIT SHARING PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                   (continued)

(1)  SUMMARY OF SIGNIFICANT PROVISIONS OF THE PLAN AND ACCOUNTING
     POLICIES (continued)

Plan Investment Options
-----------------------

Participants elect to have their contributions invested in 1% increments among the investment funds made available under the Plan, which are collectively held in a master trust (Note 3). In 1999, the Acorn Fund and the Templeton Foreign Fund were eliminated as investment options. In 2000 the Company Stock Fund was replaced with direct investments in Company Stock. Currently, the following ten investment options are available to participants:

     Company Stock
     -------------

     Consists of investments in Owens Corning common stock. Company stock is not available for new investments.

     Spartan U.S. Equity Index Fund
     ------------------------------

     Primarily invested in the companies whose securities are the basis for the value of the Standard & Poor's 500 Index.

     Retirement Money Market Fund
     ----------------------------

     Primarily invests in high-quality short-term U.S. dollar denominated money market securities of domestic and foreign issuers. Investments include short-term corporate obligations, U.S. government obligations and certificates of deposit.

     Low-Priced Stock Fund
     ---------------------

     Primarily invests in stocks of smaller, less well-known companies that are considered undervalued or out of favor with other investors.

     Puritan Fund
     ------------

     Primarily invests in high-yielding U.S. and foreign securities, common and preferred stocks, and bonds of any quality or maturity.

                                  OWENS CORNING
                         SAVINGS AND PROFIT SHARING PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                   (continued)

(1)  SUMMARY OF SIGNIFICANT PROVISIONS OF THE PLAN AND ACCOUNTING
     POLICIES (continued)

     Growth and Income Portfolio
     ---------------------------

     Primarily invests in U.S. and foreign stocks.

     Blue Chip Growth Fund
     ---------------------

     Primarily invests in common stocks of well-known and established companies and companies with strong earnings and future growth potential.

     Aggressive Growth Fund
     ----------------------

     Primarily invests in stocks of small and medium-sized companies in the developing stages of their life cycle that have the potential for accelerated earnings or revenue growth.

     Diversified International Fund
     ------------------------------

     Primarily invests in stocks of companies located outside the U.S. that are included in the Morgan Stanley EAFE Index.

     Investment Grade Bond Fund
     --------------------------

     Invests in a broad variety of fixed-income obligations of any maturity that are primarily rated medium to high quality.

The Trustee, at its sole discretion subject to the provisions in the trust agreement, may hold any portion of any contributions in cash which it considers necessary to meet anticipated disbursements.

Participants may change their investment options and contribution rate on a daily basis and redistribute their account balances daily. Participants may discontinue their contributions to the Plan at any time.

                                  OWENS CORNING
                         SAVINGS AND PROFIT SHARING PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                   (continued)

(1)  SUMMARY OF SIGNIFICANT PROVISIONS OF THE PLAN AND ACCOUNTING
     POLICIES (continued)

Basis of Accounting
-------------------

The accompanying financial statements have been prepared on the accrual basis. Investments are reported at quoted market value and trades are recorded at market value on the date of trade. Participant withdrawal requests received by the plan administrator before year-end but not yet distributed to the participants at year-end are included in assets available for benefits.

Use of Estimates
----------------

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications
-----------------

Certain amounts in the 1999 financial statements have been reclassified to conform with the 2000 presentation.

                                  OWENS CORNING
                         SAVINGS AND PROFIT SHARING PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                   (continued)

(1)  SUMMARY OF SIGNIFICANT PROVISIONS OF THE PLAN AND ACCOUNTING
     POLICIES (continued)

Income Taxes
------------

The Internal Revenue Service (IRS) has issued a determination letter dated March 27, 1996, stating that the Plan meets the requirements of Section 401(a) of the Internal Revenue Code (the Code) and that the trust is exempt from taxation under Section 501(a) of the Code. Participants generally are not subject to Federal income tax on Company contributions or fund earnings until those amounts are distributed to them. Participants may elect to designate all or a portion of their contributions to the Plan as deferred income pursuant to Section 401(k) of the Code. This election permits the participants to exclude from gross taxable income for Federal tax purposes that portion of their contributions so designated, subject to certain limitations, until such time as they are withdrawn from the Plan. The Plan had several amendments throughout 2000 and 1999; however, no new tax determination letter has been issued. Management believes that the amendments do not change the Plan's status for meeting the requirements of Section 401(a) of the Internal Revenue Code and that the trust is still exempt from taxation.

Proceedings in the Event of Plan Termination
--------------------------------------------

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan. In the event of termination or upon a permanent discontinuance of Company contributions, the Plan accounts of each participant not previously vested would fully vest. Participants would, in accordance with the terms of the Plan, receive their contributions to the Plan as well as Company contributions to the Plan on their behalf and the earnings on those contributions.

(2) PLAN SPONSOR VOLUNTARY PETITION FOR RELIEF UNDER CHAPTER 11

As discussed in Note 1 to the 2000 financial statements included in its annual report on Form 10-K, Owens Corning filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code on October 5, 2000. The United States Bankruptcy Court for the District of Delaware approved Owens Corning's motion to continue to operate the Plan, the Plan will continue to be funded in accordance with the Plan provisions subject to the outcome of the Chapter 11 bankruptcy proceedings noted above.

                                  OWENS CORNING
                         SAVINGS AND PROFIT SHARING PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                   (continued)

(3) INVESTMENTS

The Owens Corning Savings Plans Master Trust (the Master Trust) was established for the investment of the assets of the Plan and another savings plan of the Company. Each participating plan has an undivided interest in the Master Trust, which is based on beginning of year plan interest adjusted for transactions attributable to each plan and a proportionate share of income and expenses attributable to the Master Trust as a whole. Quoted market prices are used to value investments in the Master Trust. A summary of the net assets of the Master Trust as of December 30, 2000 and 1999 is as follows:

                                                                        2000                     1999
                                                                        ----                     ----
ASSETS:
Investments:
    Company Common Stock*                                          $   2,752,464           $        -
    Company Common Stock Fund*                                              -                116,012,854
    Mutual Funds:
     Puritan Fund                                                     29,724,980              34,872,353
     Investment Grade Bond Fund                                        7,510,697               7,374,416
     Growth and Income Portfolio                                      28,747,984              30,806,559
     Blue Chip Growth Fund                                            47,273,241              45,646,301
     Low-Priced Stock Fund                                            45,602,671              47,830,326
     Aggressive Growth Fund                                           54,377,964              54,620,425
     Diversified International Fund                                   23,019,997              23,619,012
     Retirement Money Market Fund                                     58,970,400              58,366,604
     Spartan U.S. Equity Index Fund                                   44,342,691              54,988,208
                                                                   -------------           -------------
    Total Mutual Funds                                               339,570,625             358,124,204

    Loans to Participants (Note 5)                                    13,218,535              12,923,914
                                                                   -------------           -------------
Total Assets                                                       $ 355,541,624           $ 487,060,972

PLAN INTEREST PERCENTAGE                                                 80.810%                 79.572%
                                                                   =============           =============

PLAN INTEREST IN MASTER TRUST                                      $ 287,311,650           $ 387,566,528
                                                                   =============           =============

* Nonparticipant-directed (Note 4)

                                  OWENS CORNING
                         SAVINGS AND PROFIT SHARING PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                   (continued)

(3)  INVESTMENTS (continued)

A summary of investment loss for the Master Trust for the years ended December 30, 2000 and 1999, is as follows:

                                                                      2000                             1999
                                                                      ----                             ----
Investment (Loss) Income:
  Net (depreciation) appreciation in
    fair value of investments:
      Company Stock Fund                                         $(123,121,756)                  $  (68,861,570)
      Company Stock                                                 (2,463,182)                            -
      Mutual Funds                                                 (46,246,890)                      43,711,008
                                                                 --------------                  --------------
                                                                  (171,831,828)                     (25,150,562)

        Interest                                                     3,217,811                          876,577
        Dividends                                                   29,174,694                       20,235,160
                                                                 --------------                  --------------
    Total investment loss                                        $(139,439,323)                  $   (4,038,825)
                                                                 ==============                  ==============

Changes in unrealized appreciation (depreciation) are reflected currently as a change in assets available for benefits. Purchases and sales are recorded on the trade date basis. Realized gain or loss on sale of investments is computed using average cost.

(4)  NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the significant components of the assets and changes in assets available for benefits relating to the nonparticipant-directed investment option within the Master Trust (the Company Stock and the Company Stock Fund) is as follows:

                                  OWENS CORNING
                         SAVINGS AND PROFIT SHARING PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                   (continued)

(4)  NONPARTICIPANT-DIRECTED INVESTMENTS (continued)

                                                                             2000                            1999
                                                                             ----                            ----
Assets Available for Benefits:
  Plan interest in Company Stock Fund                                  $        -                      $  86,713,391
  Plan interest in Company Stock                                           1,635,672                            -
  Contribution Receivable                                                       -                          7,330,583
                                                                       -------------                   -------------
                                                                       $   1,635,672                   $  94,043,974
                                                                       =============                   =============
Changes in Assets Available for
  Benefits:
    Plan interest in:
        Interest                                                       $      (7,370)                  $     (30,625)
      Dividends                                                            1,132,231                       1,072,790
      Net depreciation                                                   (90,006,465)                    (52,736,215)
                                                                       -------------                   -------------
                                                                         (88,881,604)                    (51,694,050)

    Contributions                                                         30,846,339                      22,263,610
    Transfers (to) from participant-
      directed investments                                               (10,036,968)                     14,565,552
      Distributions and other                                            (24,342,517)                    (11,933,019)
                                                                       -------------                   -------------
                                                                       $ (92,414,750)                  $ (26,797,907)
                                                                       =============                   =============

(5)  LOANS

Loans may be made from the Plan to active participants. The total amount a participant may borrow is the lesser of $50,000 or 50% of their total vested account balance, limited to the total of contributions designated as deferrals and related earnings. The minimum amount available for a loan is $1,000. The loan limit is reduced by the highest loan balance outstanding in the prior 12 months.

Loans advanced are repaid through regular payroll deductions with interest equal to the prime rate in effect on the last business day of the month prior to the employee's loan application.

A loan can be requested for any reason. A borrower has from one to five years to repay the loan. Repayments of principal and interest are invested in one of the ten investment funds in accordance with the borrower's election.

                                  OWENS CORNING
                         SAVINGS AND PROFIT SHARING PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                   (continued)

(6) VESTING, FORFEITURES AND DISTRIBUTIONS

If participants began employment after 1995, they become 100% vested in Company contributions and earnings thereon after three years of completed service. If participant began employment before 1996, the vesting of Company contributions is 20% after 1 year of service, 40% after 2 years, and 100% after 3 years. Such amounts also become fully vested upon the participant attaining 65 years of age with five years of service, attaining 55 years of age with 10 years of service, termination of the participant's employment due to retirement, disability or death, involuntary termination of the participant's employment (other than for cause), termination of the Plan, or permanent discontinuance of the prescribed Company contributions to the Plan.

Such vested contributions and earnings thereon are automatically distributable after termination and upon attaining 65 years of age or death, whichever is earlier. If termination of employment occurs for any reason other than attaining 65 years of age or death, the participant's account will become distributable at 65 years of age or death unless an election for immediate distribution is filed within 90 days of termination with the plan administrator.

Participants may at any time withdraw all or any part of the value of their contributions, excluding contributions designated as deferrals. Participants may elect to receive their distribution from the Company Stock Fund in the form of cash or Company stock. Participants aged 59-1/2, or older, may withdraw all or a portion of their before-tax contributions and earnings. Otherwise, before-tax contributions may be withdrawn only under serious financial hardship. Earnings credited to the before-tax contributions before 1989, if any, are available for withdrawal only if participants can show evidence of a serious financial hardship.

Company contributions and earnings thereon subsequent to December 31, 1989, cannot be withdrawn by Participants, even if vested, unless terminated, retired, 65 years of age or deceased. Participants who voluntarily terminate or are terminated for cause will forfeit the non-vested portion of the Company contributions and related earnings which are applicable. Forfeitures are applied to reduce subsequent Company contributions to the Plan. The market value forfeited by employees withdrawing from the Plan was approximately $100,000 in 2000 and 1999.

                                  OWENS CORNING
                         SAVINGS AND PROFIT SHARING PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                   (continued)


(6)  VESTING, FORFEITURES AND DISTRIBUTIONS (continued)

Included in 2000 and 1999 distributions to participants in the accompanying financial statements is approximately $19.5 million and $0.3 million, respectively, of transfers to an hourly savings plan maintained by the Company.

(7)  PLAN MERGERS AND TRANSFERS

Effective January 1, 1999, the following subsidiaries' plans merged into the
Plan: Employees' Savings Plan for AmeriMark Building Products, Inc. and Subsidiaries; Fabwel, Inc. 401(k) Plan; Fibreboard Corporation 401(k) Retirement Plan; and the Falcon Foam Corporation Retirement Savings Plan (Falcon of California only). During 1999, in connection with these mergers, assets totaling approximately $52 million were transferred into the Plan. Employees were 100% vested in the amounts transferred under the prior plans.

During 1998, the Company sold its business of manufacturing and selling glass fiber yarns and specialty materials to Advanced Glassfiber Yarns, LLC ("AGY"). As a result, effective January 1, 2000, employees of AGY will no longer participate in the Plan. AGY employee account balances totaling approximately $19 million were transferred into a new plan, which is administered by the management of AGY. This amount is included in distributions to participants in the accompanying financial statements.

                                                 EXHIBIT 99
                                                 ----------




                    CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS


As independent public accountants, we hereby consent to the incorporation by reference of our report, dated May 25, 2001, included in the Owens Corning Savings and Profit Sharing Plan's annual report on Form 11-K for the year ended December 30, 2000, into the Company's previously filed Registration Statements on Form S-8 and active S-3 (File Nos. 33-9563, 33-9986, 33-18262, 33-20997,
33-27209, 33-31687, 33-48707, 33-57886, 33-60487, 333-09367, 333-32145,
333-47961, 333-48153, 333-76715, 333-76717, 333-76765, 333-40818 and 333-40824).





                                     /s/ Arthur Andersen LLP
                                     ARTHUR ANDERSEN LLP




Toledo, Ohio,
June 25, 2001